UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                                Pamet Systems, Inc.
                        ---------------------------------
                                 (Name of Issuer)

                                   Common Stock
                        ---------------------------------
                         (Title of Class of Securities)

                                   697640 10 0
                        ---------------------------------
                                 (CUSIP Number)


                              Bruce J. Rogow
                              Winnie R. Rogow
                              220 Ocean Avenue
                              Marblehead, MA   01945
                              (617) 631-4234
                        ---------------------------------
            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                April 14, 1997
                        ---------------------------------
                     (Date of Event which Requires Filing of
                     this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 697640 10 0

1  NAME OF REPORTING PERSON
     Bruce J. Rogow
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     ###-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                (b) [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                            [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     USA

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

                  7 SOLE VOTING POWER
                      25,000
                  8 SHARED VOTING POWER
                     295,000
                  9 SOLE DISPOSITIVE POWER
                      25,000
                 10 SHARED DISPOSITIVE POWER
                     295,000

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      320,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13.9%

14  TYPE OF REPORTING PERSON*
      IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. 697640 10 0

1 NAME OF REPORTING PERSON
    Winnie R. Rogow
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    ###-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                (b) [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                               [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     USA

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
                 7  SOLE VOTING POWER
                       3,000
                 8  SHARED VOTING POWER
                     295,000
                 9  SOLE DISPOSITIVE POWER
                       3,000
                10  SHARED DISPOSITIVE POWER
                     295,000

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      298,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      12.9%

14  TYPE OF REPORTING PERSON*
      IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                       Amendment No. 1 to Schedule 13D
                             Pamet Systems, Inc.


                This Amendment No. 1 to Schedule 13D amends and supplements the Statement on Schedule 13D relating to the event date of January 6, 1997 filed by Bruce J. Rogow and Winnie R. Rogow (collectively, the "Reporting Persons").

Item 1.	Security and Issuer.

                This Schedule 13D relates to the common stock (the "Common Stock") of Pamet Systems, Inc. (the "Company"). The address of the principal executive office of the Company is 1000 Main Street, Acton, Massachusetts 01720.

Item 2.	Identity and Background.

                (a) This Schedule 13D is being filed jointly for Bruce J. Rogow and Winnie R. Rogow who are married to each other.

                (b), (c) and (f) Mr. Rogow's principal occupation is an executive consultant and his address is 220 Ocean Avenue, Marblehead, Massachusetts 01945. Mr. Rogow is a United States citizen. Mrs. Rogow's principal occupation is a consultant and her address is 220 Ocean Avenue, Marblehead, Massachusetts 01945. Mrs. Rogow is a United States citizen.

                (d) and (e). During the past five years, neither of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds.

                The source of funds used by the Reporting Persons to purchase Common Stock was personal funds. The amount of funds used by the Reporting Persons to purchase Common Stock is $908,235.

Item 4.	Purpose of the Transaction.

                Each of the Reporting Persons acquired his or her shares of Common Stock for investment purposes. Each of the Reporting Persons may acquire or dispose of securities of the Company, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Company by the Reporting Persons and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

                Except for the foregoing and as disclosed below, neither Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of Issuer.

         (a) Mr. Rogow is the beneficial owner of 320,000 shares (13.9%) of Common Stock.

                Mrs. Rogow is the beneficial owner of 295,000 shares (12.8%)
of Common Stock.
                The Common Stock beneficially owned by the Reporting Persons
includes:   5,000 shares of Common Stock held by Mr. Rogow's 401(k) account,
(ii) 20,000 shares held by Mr. Rogow's retirement money purchase account, (iii) 95,000 shares of Common Stock held jointly, (iv) 3,000 shares held by Mrs. Rogow as custodian for Mr. and Mrs. Rogow 's minor child and (v) 200,000 shares of Common Stock held by Rogow Opportunity Capital, LLC, a Massachusetts limited liability company ("Rogow Opportunity") of which Mr. and Mrs. Rogow are the sole members.

                The number of shares beneficially owned by the Reporting Persons and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. There were 2,302,250 shares of Common Stock of the Company outstanding as of April 15, 1997 as reported to the Reporting Persons by an officer of the Company.

         (b) Mr. Rogow has the sole power (i) to vote or to direct the voting of and (ii) to dispose and to direct the disposition of the 25,000 shares of Common Stock held directly in his 401(k) and retirement money purchase accounts.

                Mrs. Rogow has the sole power (i) to vote or to direct the voting of and (ii) to dispose and to direct the disposition of the 3,000 shares of Common Stock held by her as custodian.

                Mr. and Mrs. Rogow share the power to vote or to direct the voting of and to dispose and to direct the disposition of (x) the 95,000 shares of Common Stock held jointly by them and (y) the 200,000 shares of Common Stock held by Rogow Opportunity.

         (c) The only transaction in the last 60 days by the Reporting Persons in the Common Stock was the purchase by Mrs. Rogow as custodian for Mr. and Mrs. Rogow's minor child of 3,000 shares of Common Stock on March 11, 1997 at a price per share of $2.25. Such transaction was an open market purchase. In addition, the Reporting Persons beneficially acquired, through Rogow Opportunity, 200,000 shares of Common Stock from the Company in a privately negotiated purchase on April 14, 1997 in consideration of $550,000 pursuant to a Stock Purchase Agreement dated as of April 14, 1997 (the "Stock Purchase Agreement").

         (d)    Not applicable.

         (e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                Rogow Opportunity granted to the Company, pursuant to the Stock Purchase Agreement, a right of first refusal to purchase from Rogow Opportunity, under certain circumstances, the 200,000 shares of Common Stock acquired by Rogow Opportunity under the Stock Purchase Agreement.

Item 7.	Material to be Filed as Exhibits.

                Exhibit A.      Agreement of Joint Filing.

                Exhibit B.      Stock Purchase Agreement

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 28, 1997


                                        _____________________________
                                        Bruce J. Rogow


                                        _____________________________
                                        Winnie R. Rogow

                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

                In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) of a statement on Schedule 13D or any amendments thereto, with respect to the Common Stock of Pamet Systems, Inc. and that this Agreement be included as an Exhibit to such filing.

                This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

                IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 28th day of April, 1997.




                                        _____________________________
                                        Bruce J. Rogow


                                        _____________________________
                                        Winnie R. Rogow

                                 EXHIBIT B

                          STOCK PURCHASE AGREEMENT


        This STOCK PURCHASE AGREEMENT (the "Agreement") is made and entered into as of April 14, 1997 by and between PAMET SYSTEMS, INC., a Massachusetts corporation whose principal place of business is 1000 Main Street, Acton, Massachusetts 01720 (the "Company"), and Rogow Opportunity Capital LLC, a Massachusetts company whose principal place of business is 220 Ocean Avenue, Marblehead, Massachusetts 01945 (the "Purchaser").

        WHEREAS, the Company is desirous of selling, and the Purchaser is desirous of acquiring, 200,000 shares (the "Shares") of the common stock, par value $.01 per share (the "Common Stock"), of the Company, on the terms and subject to the conditions hereinafter set forth.

        NOW, THEREFORE, in consideration of the promises and of the mutual obligations hereinafter set forth, and for such other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Purchaser hereby agree as follows:


                                  ARTICLE I
                  PURCHASE AND SALE OF THE SHARES; CLOSING

        Section 1.01 Purchase and Sale of the Shares. Subject to the terms and conditions set forth in this Agreement, the Company agrees to issue and sell to the Purchaser, and the Purchaser agrees to purchase from the Company, the Shares for an aggregate purchase price of Five Hundred Fifty Thousand Dollars ($550,000), based on a purchase price of $2.75 per Share (the " Purchase Price").

        Section 1.02 Closing. The sale of the Shares by the Company to the Purchaser shall take place on April 14, 1997 at the offices of the Company or at such other place and time as may be agreed upon by the Purchaser and the Company (the "Closing"). At the Closing, the Company shall deliver to the Purchaser a certificate evidencing the Shares, against payment of the Purchase Price for the Shares, by certified or official bank check or wire transfer of immediately available funds to an account designated by the Company.


                                   ARTICLE II
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        The Company hereby represents and warrants to, and agrees with, the Purchaser, as of the date hereof and as of the Closing, as follows:

        Section 2.01 Incorporation and Corporate Existence. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the Commonwealth of Massachusetts and has all necessary corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by the Company and to carry on the business of the Company, as it is now being conducted.

        Section 2.02 Authority. The Company has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The Company has taken all necessary corporate action to authorize the execution, delivery and performance by it of this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, and assuming due execution and delivery of the Agreement by the Purchaser, this Agreement constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency (including, without limitation, all laws relating to fraudulent transfers), moratorium or similar laws affecting creditors' rights and remedies generally, subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and subject to the effect of applicable securities laws as to rights to indemnification. The Company is not now, and has not been since inception (x) in bankruptcy or reorganization, (y) subject to moratorium or similar laws affecting creditors' rights and remedies generally or (z) to the best knowledge of the Company, a party to any fraudulent transfer. The Company is not now insolvent.

        Section 2.03 Consents and Approvals; No Conflict. The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not (i) require any consent, approval, authorization or other action by, or filing with or notification to, any governmental or regulatory authority, except where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent the Company from performing any of its material obligations under this Agreement and would not have a material adverse effect on the Company; (ii) conflict with or violate the charter or by-laws of the Company; or (iii) except as would not prevent the Company from performing any of its material obligations under this Agreement and would not have a material adverse effect on the Company, conflict with or violate any law, rule, regulation, order, writ, judgment, injunction, decree, determination or award applicable to the Company.

        Section 2.04 Brokers. No broker, finder or investment banker is entitled to any brokerage, finders or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.


                                 ARTICLE III
               REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

        The Purchaser hereby represents and warrants to, and agrees with, the Company, as of the date hereof and as of the Closing, as follows:

        Section 3.01 Authority. The Purchaser has all necessary power and authority to execute and deliver this Agreement, to purchase the Shares from the Company and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Purchaser and, and assuming due authorization, execution and delivery of the Agreement by the Company, this Agreement constitutes a legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency (including, without limitation, all laws relating to fraudulent transfers), moratorium or similar laws affecting creditors' rights and remedies generally, subject, as to enforceability, to the effect of general principles of equity ( regardless of whether such enforceability is considered in a proceeding in equity or at law) and subject to the effect of applicable securities laws as to rights to indemnification.

        Section 3.02 Consents and Approvals; No Conflict. The execution and delivery of this Agreement by the Purchaser do not, and the performance of this Agreement by the Purchaser will not (i) require any consent, approval, authorization or other action by, or filing with or notification to, any governmental or regulatory authority, except (x) for an amended Schedule 13D of the Purchaser or an affiliate of the Purchaser, which amended Schedule 13D will be promptly filed by or on behalf of the Purchaser after the Closing, or (y) where the failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent the Purchaser from performing any of his material obligations under this Agreement; or (ii) except as would not prevent the Purchaser from performing any of his material obligations under this Agreement, conflict with or violate any law, rule, regulation, order, writ, judgment, injunction, decree, determination or award applicable to the Purchaser.

        Section 3.03    Absence of Litigation.   No claim, action, proceeding
or investigation is pending, or to the best knowledge of the Purchaser, threatened, which seeks to delay or prevent the consummation of the transactions contemplated hereby or which would be reasonably likely to adversely affect or restrict the Purchaser's ability to consummate the transactions contemplated hereby.

        Section 3.04    Investment Purpose; Legend; Private Placement.

                (a) The Purchaser is acquiring the Shares solely for the purpose of investment and not with a view to, or for offer or sale in connection with, any distribution thereof.

                (b) The Purchaser acknowledges that the Shares are not registered under the Securities Act and that no Shares may be transferred or sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable. The Purchaser acknowledges that the certificates evidencing the Shares shall contain a legend substantially as follows:

        "The shares of common stock represented by this certificate have not been registered under the Securities Act of 1933, as amended, and may not be sold, offered for sale, assigned, transferred or otherwise disposed of unless registered pursuant to the provisions of that Act or an opinion of counsel to the Company or counsel acceptable to the Company (such acceptability not to be unreasonably withheld by the Company) is obtained stating that such disposition is in compliance with an available exemption from such registration."

                (c) The Purchaser acknowledges that the Shares involve a great deal of risk and that there is a limited market for the Shares. The Purchaser is able to (i) bear the economic risk of the investment in the Company, (ii) afford a complete loss of such investment, and (iii) hold indefinitely the Shares. In reaching an informed decision to invest in the Company, the Purchaser has obtained sufficient information to evaluate the merits and risks of an investment in the Shares of the Company. In that connection, (x) the Purchaser has received (A) the Company's proxy statement, dated September 13, 1996, for the Company's 1996 annual meeting of stockholders, (B) the Company's Annual Report on Form 10-KSB for the year ended December 31, 1995, as amended to date, and (C) the Company's Quarterly Reports on Form 10-QSB for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996 and (y) representatives of the Company have (A) fully and satisfactorily answered any questions which the Purchaser desired to ask concerning the Company, and (B) furnished the Purchaser with any additional information or documents requested to verify the accuracy of or supplement any information previously delivered to or discussed with the Purchaser.

                (d) The residence of the Purchaser set forth on page 1 of this Agreement is the true and correct residence of the Purchaser and the Purchaser has no present intention of becoming a resident or domiciliary of any other state or jurisdiction.

        Section	3.05    Accredited Investor.  The Purchaser is an "accredited
investor" within the meaning of Rule 501 of Regulation D promulgated under the Securities Act because (please check as appropriate):

        [   ]   (a)     the Purchaser is an individual whose net worth, either
individually or with his spouse, exceeds $1,000,000 on the date hereof; or

        [   ]   (b)     the Purchaser is an individual whose individual income
exceeded $200,000 in each of the two previous years or whose joint income with his spouse exceeded $300,000 in each of the three previous years, and has a reasonable expectation of reaching the same income level in the current year.

        Section 3.06 Brokers. No broker, finder or investment banker is entitled to any brokerage, finders or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser.

                                ARTICLE IV
                          RIGHT OF FIRST REFUSAL

        Section 4.01    Right of First Refusal.

                (a) If at any time the Purchaser receives a bona fide offer from an unaffiliated third party in writing (an "Offer") to purchase any or all of the Shares owned by the Purchaser (the "Offered Shares"), which the Purchaser desires to accept, then the Purchaser shall give the Company (i) written notice (the "Notice") of the name and address of the person who made the Offer (the "Proposed Acquiror") and (ii) a copy of the Offer, containing all of the material terms and conditions thereof, including (A) the number of Offered Shares to be purchased, (B) the price per Offered Share to be paid, (
C) the terms and conditions of payment offered by the Proposed Acquiror and (
D) the date and location of and procedures for selling Shares to the Proposed Acquiror.

                (b) The Company shall have the irrevocable right of first refusal for a period of 21 days after its receipt of the Notice to purchase the Offered Shares. Notwithstanding the foregoing, nothing in this Agreement shall be deemed to require the Company to purchase any of the Offered Shares. The Company may exercise its right of first refusal pursuant to this Section 4.01(b) to purchase the Offered Shares by notifying the Purchaser in writing within the 21-day period as set forth in this Section 4.01(b) of its intention to purchase all, but not less than all, of the Offered Shares, for the price and upon the terms and conditions of the Offer, all as specified in the Notice. The Company's purchase of any Offered Shares shall be approved by a resolution of the Board.

                (c) The closing of the purchase of Offered Shares by the Company shall be consummated 60 days after the date of the Notice at the offices of the Company or at such other place and time as may be agreed upon by the Purchaser and the Company (the "Offered Share Closing"). At the Offered Share Closing, the Purchaser shall deliver to the Company a certificate evidencing the Offered Shares, which Offered Shares shall be free and clear of all liens, claims and encumbrances. In accordance with the terms and conditions set forth in the Notice, the Company shall pay or cause to be paid to the Purchaser the full purchase price for the Offered Shares.

                (d) In the event the Company does not exercise its right of first refusal to purchase all of the Offered Shares, the Purchaser shall have the right for a period of 60 days after the date of the Notice to sell to the Proposed Acquiror all, but not less than all, of the Offered Shares, at the price and upon the terms and conditions specified in the Notice. In the event the Purchaser (i) proposes to sell any Shares other than in accordance with the preceding sentence or (ii) does not sell all of the Offered Shares to the Proposed Acquiror within such 60-day period, then prior to any sale or transfer of such Shares, the Purchaser shall be required first to offer such Shares to the Company in the manner provided in this Section 4.01.

                                   ARTICLE
                                MISCELLANEOUS

        Section 5.01 Expenses. The Purchaser hereby agrees that all fees and expenses incurred by the Purchaser in connection with this Agreement shall be borne by the Purchaser, and the Company hereby agrees that all fees and expenses incurred by the Company shall be borne by the Company, in each case including without limitation all fees and expenses of such party's counsel and accountants.

        Section 5.02 Public Announcements. Except as required by law, neither the Company nor the Purchaser shall make any public announcements in respect of this Agreement or the transactions contemplated herein or otherwise communicate with any news media without prior notification to the other party.

        Section 5.03 Survival of Representations and Warranties. All representations and warranties contained herein shall survive the execution and delivery of this Agreement, the Closing and any investigation at any time made by or on behalf of either party hereto.

        Section 5.04 Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes any prior oral or written agreement between the parties.

        Section 5.05 No Third-Party Beneficiaries; Assignment. This Agreement is for the sole benefit of and binding upon the parties hereto and their permitted successors and assigns and nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. This Agreement shall be binding upon the parties hereto and their respective successors and assigns, and shall inure to the benefit of and be enforceable by the parties hereof and their respective successors and assigns.

        Section 5.06 Amendment. This Agreement may be amended or modified only by an instrument in writing signed by the Company and the Purchaser.

        Section 5.07 Counterparts. This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

        Section 5.08 Gender and Number; Headings. Whenever used in this Agreement, the singular number shall include the plural, the plural the singular, and the use of any gender shall be applicable to all genders. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement

        Section 5.09 Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Massachusetts without giving effect to the principles of conflicts of laws thereof. The Company and the Purchaser hereby consent to the jurisdiction of the state and federal courts of the Commonwealth of Massachusetts for all disputes arising under this Agreement.

        IN WITNESS WHEREOF, the Purchaser and the Company have caused this Agreement to be executed as of the date first written above.

                                              PAMET SYSTEMS, INC.


Attest:__________________________             By:_____________________________
       Name: Richard C. Becker                   Name: Joel B. Searcy
       Title: Asst. Clerk                        Title: President

Corporate Seal
                                              ROGOW OPPORTUNITY CAPITAL LLC


                                              By:_____________________________
                                                 Name: Bruce J. Rogow
                                                 Title: Manager


                                              By:_____________________________
                                                 Name: Winnie R. Rogow
                                                 Title: Manager